SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Statement of an increase in shareholding interest

São Paulo, June 24, 2015 – GOL Linhas Aéreas Inteligentes S.A. (“Company”) (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, in compliance with Article 12, paragraph 1st, of CVM Rule 358 of January 3, 2002, as amended by CVM Rule 449 of March 16, 2007, hereby announces, to its shareholders and to the public, that it has received from Janus Capital Management LLC ("Janus"),  on this date, the letter transcribed below, which informs the Company an increase to its shareholding position:

 “This letter is filed on behalf of Janus Capital Management LLC ("Janus") pursuant to Article 12 of the CVM Instruction No. 358102 for the purpose of reporting a increase in significant beneficial ownership in GOL Linhas Aereas Inteligentes S.A. (the "Company"). Janus is an
investment adviser registered under the U.S. Investment Advisers Act of 1940 that provides investment advice to various mutual funds and other accounts ("Janus Clients"). The shares of the Company are held by Janus on behalf of various Janus Clients only for investment purposes and not to exercise control over the Company.

The following information is provided with respect to Janus and its share ownership of the Company:

Address: 151 Detroit Street Denver, Colorado 80206

Type of Entity: Limited Liability Company

State and Country of Organization: Delaware, USA

Nature of Interest: Janus held all shares attributed to it solely in its capacity as investment adviser to Janus Clients. Janus has no economic interest (e.g., the right to dividends or proceeds from sale) in the Company's shares. Janus generally has the right to vote shares of portfolio companies held on behalf of Janus Clients.

Percentage Ownership: As of the close of business (Eastern Standard Time) on Monday 22 June 2015, Janus had voting and/or dispositive power with respect to an aggregate of 7,031,861 shares of Common Stock of the Company on behalf of various Janus Clients. Our records indicate that Janus' current position is 5.05% of the outstanding Common Shares of the Company. The above percentage was calculated based on our understanding that the Company has 139,318,000 Shares Outstanding.

This is a minority investment that does not involve a change in the composition of corporate control or a change in the management structure of the Company. Currently, Janus does not intend to purchase any additional shares of the Company’s preferred stock for its clients’ accounts with the intent to acquire control or to change the management structure of the Company. Neither Janus nor any of its affiliates hold any interest in the Company for their own accounts. There are no convertible debentures already held, directly or indirectly, by Janus or any of its affiliates, nor any agreement or

1	GOL Linhas Aéreas Inteligentes S.A

Statement of an increase in shareholding interest

contract regulating voting rights or the purchase and sale of securities issued by the Company, to which Janus or any of its affiliates is a party.”

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 72 destinations, 16 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.